UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carrington Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

144525102

(CUSIP Number)

John L. Strauss

3409 Hanover St. Dallas, TX 75225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John L. Strauss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,684,167 (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 1,684,167 (1)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,684,167 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 1,000,000 shares subject to warrants that are currently exercisable.

This Amendment No. 1 amends the Statement on Schedule 13D filed on June 15, 2005 by John L. Strauss (the “Reporting Person” or “Mr. Strauss”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read in its entirety as follows:

On November 18, 2005, the Reporting Person purchased a 6.0% Subordinated Promissory Note in the aggregate principal amount of $1,000,000 and Warrants to purchase in the aggregate 1,000,000 shares of the Issuer’s Common Stock pursuant to that certain Promissory Note and Warrant Purchase Agreement dated November 18, 2005 (the “Purchase Agreement”) between the Issuer and the purchasers set forth therein. Under the Purchase Agreement, Warrants to purchase 500,000 shares of the Issuer’s Common Stock are currently exercisable at an exercise price of $5.00 per share and expire on November 18, 2009 unless accelerated pursuant to the terms of the Purchase Agreement and Warrants to purchase 500,000 shares of the Issuer’s Common Stock are currently exercisable at an exercise price of $10.00 per share and expire on November 18, 2009.

Of the 1,684,167 shares of Common Stock beneficially owned by the Reporting Person, 641,167 shares are held directly by the Reporting Person (individually or jointly with his wife), 43,000 shares are held by irrevocable trusts (the “Trusts”) of which the Reporting Person is trustee, for the benefit of the Reporting Person’s children and 1,000,000 shares are subject to warrants held directly by the Reporting Person that are currently exercisable. The source of the funds used to pay the purchase price of all the shares was the personal funds of the Reporting Person or of the Trusts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 1,684,167 shares of Common Stock of the Issuer (of which 1,000,000 are subject to warrants that are currently exercisable), which shares represent approximately 14.3% of the issued and outstanding shares of the Common Stock of the Issuer.

Item 5(c) is hereby amended to add the following at the end thereof:

The response to Item 3 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2005	/s/ JOHN L. STRAUSS
John L. Strauss

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